

June 7, 2024

Andrew Hubacker
Chief Financial Officer
UWM Holdings Corporation
585 South Boulevard E.
Pontiac, MI 48341

>   **Re: UWM Holdings Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2023**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2024**
>   **File No. 001-39189**

Dear Andrew Hubacker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31,2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2023, 2022 and 2021
Loan production income, page 43

1.   We note your presentation of primary loss as a component of your loan production income. Please tell us and revise your disclosures in future filings for the following.
   - Clearly define primary loss and provide an overview discussion of it, such as the typical or average timeframe from loan origination to secondary market loan sale, and if there are differences depending on the type of loan sold.
   - To the extent applicable, disclose and discuss any significant components comprising the primary loss (e.g., fair value adjustments, fees charged by investors, compensation earned by the Independent Mortgage Brokers, other, etc.).
   - Provide a thorough discussion addressing any specific factors (e.g., fair value movements, amounts attributable to conventional, government, jumbo loans, etc.) driving the changes for the primary loss, and its significant components, during the

periods presented.

Loan servicing income and Servicing Costs, page 46

2.   We note that servicing costs declined from 2022 to 2023 as a result of lower loss mitigation expenses. Please address and revise future filings to describe the nature of the loss mitigation expenses, as well as to quantify the amount of these costs in each period presented, and discuss the period-over-period trends and changes noted in these types of expenses.

Consolidated Statements of Operations, page 65

3.   We note that you present total interest income as a component of "total revenues, net" and total interest expense, including both funding facilities and non-funding debt, as a component of total expenses. Please explain your basis for including gross interest income, rather than net interest income, within total revenues on the face of the income statement. In this regard, we note that you already separately disclose, discuss and present a similar measure of net interest income, defined as interest income less interest expense on funding facilities, within the MD&A on page 47. Cite the authoritative guidance or literature supporting your current presentation in your response.

Form 10-Q for the Quarterly Period Ended March 31, 2024

Notes to Condensed Consolidated Financial Statements
Note 8 - Commitments and Contingencies

4.   We note your disclosure of Legal Proceedings on page 40. Please revise your financial statement footnotes, in future filings, to include disclosures and information required by ASC 450-20-50 for these potential loss contingencies.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance